SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) And
Amendments Thereto Filed Pursuant To Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)

NTS-PROPERTIES V
(*Name of Issuer*)

LIMITED PARTNERSHIP INTERESTS
(*Title of Class of Securities*)

629421E308
(*CUSIP Number*)

J. D. Nichols,
Managing General Partner
NTS-Properties Associates V
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

(*Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications*)

June 20, 2003

(*Date of Event which Requires Filing of this Statement*)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. *See* Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the Notes).

Introduction

This Amendment No. 9 to Schedule 13D ("Amendment No. 9") is being filed on behalf of: J.D. Nichols; ORIG, LLC, a Kentucky limited liability company of which Mr. Nichols is the manager ("ORIG"); Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); and NTS Properties Associates V (the "General Partner"), a Kentucky limited partnership. Mr. Nichols, ORIG, Ocean Ridge, and the General Partner (the "Reporting Persons") may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). This filing amends and supplements a Schedule 13D filed on February 21, 1997 by BKK Financial, Inc. (the "Original Statement"), as amended by the following filings:

1.   a Schedule 13D filed on February 16, 1999 ("Amendment No. 1");

2.   a final amendment to a Schedule TO intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on in connection with a tender offer by ORIG for limited partnership interests ("Interests") of NTS-Properties V (the "Issuer") filed on February 16, 1999 ("Amendment No. 2");

3.   a final amendment to a Schedule 13E-4 intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on in connection with a tender offer for Interests filed on October 8, 1999 ("Amendment No. 3");

4.   a final amendment to a Schedule 14D-1 intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on in connection with a tender offer for Interests filed on January 11, 2000 ("Amendment No. 4");

5.   a Schedule 13D filed on October 11, 2000 ("Amendment No. 5");

6.   a final amendment to a Schedule TO intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on December 29, 2000 in connection with a tender offer for Interests ("Amendment No. 6");

7.   a final amendment to a Schedule TO intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on December 18, 2001 in connection with a tender offer for Interests ("Amendment No. 7"); and

8.   a final amendment to a Schedule TO intended to satisfy the reporting obligations of the Reporting Persons under Section 13(d) of the Exchange Act filed on September 16, 2002 ("Amendment No. 8") in connection with a tender offer for Interests.

The original statement, as amended by Amendments No: 1 through 8, will be referred hereinafter as the "Amended Statement."

The total number of Interests beneficially owned by the Reporting Persons is 14,571, or 47.7% of the outstanding Interests of the Issuer. The Reporting Persons are hereby amending the Amended Statement to: (i) reflect a proposal to merge the Issuer with NTS-Properties III, NTS-Properties IV, NTS-Properties VI, NTS-Properties VII and various affiliated private entities into a newly-formed partnership; (ii) reflect the changes in beneficial ownership of the Interests within the meaning of Section 13(d) of the Exchange Act; and (iii) update the disclosure required pursuant to Items 2 through 5 of Schedule 13D.

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      Jack D. Nichols

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]

      (b)   [X]

3)   SEC Use Only

4)   Source of Funds: BK

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: U.S.A.

      Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   14,571[1][2]

8)   Shared Voting Power   0

9)   Sole Dispositive Power   14,571[1][2]

10)   Shared Dispositive Power   0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 14,571[2][3]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)   Percent of Class Represented by Row (11): 47.7%

14)   Type of Reporting Person: IN

_____

[1]   Consists of: (i) Five Interests owned by the General Partner, of which Mr. Nichols is the managing general partner; (ii) 2,632 Interests owned by Ocean Ridge; and (iii) 11,934 Interests owned by ORIG. Mr. Nichols has the power to direct the voting and disposition of these interests by virtue of the fact that he is the manager of ORIG, the managing general partner of the General Partner and the Chairman of the Board of BKK Financial, Inc., an Indiana corporation, which is the general partner of Ocean Ridge.

[2]   Mr. Nichols disclaims beneficial ownership of 14,452 Interests, including: (i) 2,632 Interests owned by Ocean Ridge; (ii) Five Interests owned by the General Partner; and (iii) 11,815, or 99%, of the Interests owned by ORIG.

[3]   Includes: (i) Five Interests owned by the General Partner; (ii) 2,632 Interests owned by Ocean Ridge; and (iii) 11,934 Interests owned by ORIG.

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Ocean Ridge Investments, Ltd., a Florida limited partnership / 65-0800962

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   [ ]

        (b)   [X]

3)   SEC Use Only

4)   Source of Funds: BK

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization: Florida

        Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power   2,632

8)   Shared Voting Power   11,939[(1)(2)]

9)   Sole Dispositive Power   2,632

10)   Shared Dispositive Power   11,939[(1)(2)]

11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 14,571[(2)(3)]

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)   Percent of Class Represented by Row (11): 47.7%

14)   Type of Reporting Person: PN

_____

[(1)]   Consists of: (i) Five Interests owned by the General Partner; and (iii) 11,934 Interests owned by ORIG.

[(2)]   Ocean Ridge disclaims beneficial ownership of 11,939 Interests, including: (i) Five Interests owned by the General Partner; and (ii) 11,934 Interests owned by ORIG.

[(3)]   Consists of: (i) Five Interests owned by the General Partner; (ii) 2,632 Interests owned by Ocean Ridge; and (iii) 11,934 Interests owned by ORIG.

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

   ORIG, LLC, a Kentucky limited liability company / 61-1324094

2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]

   (b) [X]

3) SEC Use Only

4) Source of Funds: BK

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Kentucky

   Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power   11,934

8) Shared Voting Power   2,637[1][2]

9) Sole Dispositive Power   11,934

10) Shared Dispositive Power   2,637[1][2]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 14,571[2][3]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 47.7%

14) Type of Reporting Person: OO

_____

[1] Consists of: (i) Five Interests owned by the General Partner; and (ii) 2,632 Interests owned by Ocean Ridge.

[2] ORIG disclaims beneficial ownership of 2,637 Interests, including: (i) Five Interests owned by the General Partner; and (ii) 2,632 Interests owned by Ocean Ridge.

[3] Consists of: (i) Five Interests owned by the General Partner; (ii) 2,632 Interests owned by Ocean Ridge; and (iii) 11,934 Interests owned by ORIG.

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

NTS Properties Associates V, a Kentucky limited partnership / 61-1051454

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3) SEC Use Only

4) Source of Funds: BK

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power 5

8) Shared Voting Power 14,566[(1)(2)]

9) Sole Dispositive Power 5

10) Shared Dispositive Power 14,566[(1)(2)]

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 14,571[(2)(3)]

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13) Percent of Class Represented by Row (11): 47.7%

14) Type of Reporting Person: PN

_____

[(1)] Consists of: (i) 2,632 Interests owned by Ocean Ridge; and (ii) 11,934 Interests owned by ORIG.

[(2)] The General Partner disclaims beneficial ownership of 14,566 Interests, including: (i) 2,632 Interests owned by Ocean Ridge; and (ii) 11,934 Interests owned by ORIG.

[(3)] Consists of: (i) Five Interests owned by the General Partner; (ii) 2,632 Interests owned by Ocean Ridge; and (iii) 11,934 Interests owned by ORIG.

Item 2. Identity and Background.

Item 2 is amended in its entirety to read as follows:

The information required under this Item 2 is provided for each of the Reporting Persons and other persons required to be listed pursuant to Instruction C thereto on this Schedule 13D. The Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

ORIG is a Kentucky limited liability company. Ocean Ridge is a Florida limited partnership. BKK Financial, Inc., the general partner of Ocean Ridge, is an Indiana corporation. The General Partner is a Kentucky limited partnership. Mr. Nichols is a citizen of the United States. The address of the office and principal business of each Filing Person is 10172 Linn Station Road, Louisville, Kentucky 40223.

The principal business of ORIG and Ocean Ridge is to invest in limited partnerships that own commercial and residential real estate. The principal business of the General Partner is to manage and perform other real estate-related services related to the assets owned by the Issuer. NTS Capital Corporation, a Kentucky corporation, is the corporate general partner of the General Partner.

Mr. Nichols is a managing member of ORIG. Mr. Nichols is also the Chairman of the Board and sole director of NTS Capital Corporation and the managing general partner of the General Partner. Brian F. Lavin is a managing member of ORIG and the President of NTS Capital Corporation. Gregory Wells is the Chief Financial Officer of NTS Capital Corporation. Mr. Lavin and Mr. Wells are citizens of the United States. The address of NTS Capital Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223.

During the past five years, none of the Filing Persons, Mr. Lavin or Mr. Wells has been the subject of any criminal proceedings. During the past five years, none of the Filing Persons, Mr. Lavin or Mr. Wells has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

On August 1, 2001, a loan agreement between ORIG and the Bank of Louisville originally entered into on August 15, 2000 was modified to provide for, among other things, an increase of the revolving line of credit from $6,000,000 to $10,000000, the issuance of a fourth promissory note in the original principal amount of $4,000,000 and a corresponding amendment to the personal guaranties of Mr. Nichols and Mr. Lavin. The Loan Agreement was further modified on April 30, 2002 through a second modification agreement providing for, among other things, an increase of the revolving line of credit to $13,500,000, the issuance of an amended and restated fourth promissory note in the original principal amount of $7,500,000 which replaces the fourth promissory note issued pursuant to the modification agreement on August 1, 2001, a corresponding amendment to the personal guaranties of Mr. Nichols and Mr. Lavin and a joinder agreement, which provides for the joinder of any future subsidiary of ORIG's as a party to the pledge agreement between ORIG and the Bank of Louisville. As of the date of this Amendment No. 9, ORIG has no subsidiaries.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

On June 20, 2003, the General Partner and the general partners of four affiliated public partnerships (collectively, the "General Partners") reached an agreement in principle with representatives of the class of plaintiffs to settle litigation pending against the General Partners and other affiliates, including ORIG, in the Superior Court of the State of California for the County of Contra Costa. As part of the proposed settlement, the General Partners have agreed to pursue a merger of the partnerships along with other real estate entities affiliated with the General Partners, including ORIG, into a newly-formed partnership. The merger will be subject to, among other things, approval by a majority of the limited partner interests in each partnership, final approval of the court in which the litigation is pending and receipt by the General Partners of an opinion regarding the fairness of the merger to the limited partners from a financial point of view. The settlement is subject to, among other things, preparing and executing a settlement agreement to be presented to the court for preliminary and final approval.

Item 5.   Interest in Securities of the Issuer.

(a)   Reference is hereby made to the Introduction and cover pages 2-5 attached hereto, which are incorporated hereby by reference.

As of June 23, 2003, the number of outstanding Interests of the Issuer is 30,526. The number of Interests beneficially owned by the Reporting Persons is 14,571, or 47.7% of the outstanding Interests.

(b)   Reference is hereby made to the Introduction and cover pages 2-5 attached hereto, which are incorporated hereby by reference.

(c)   In the past 60 days, neither any Filing Person, nor Mr. Lavin or Mr. Wells, has effected any transactions in Interests, except as follows:

On April 29, 2003, ORIG purchased a total of 25 Interests from two investors at a price of $230 per Interest in private transactions.

(d)   None.

(e)   Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2003   J. D. NICHOLS

_____

J. D. Nichols

OCEAN RIDGE INVESTMENTS, LTD.

By: BKK FINANCIAL, INC., its General Partner

By: _____
J. D. Nichols, Chairman of the Board

ORIG, LLC

By: _____
J. D. Nichols, Manager

NTS PROPERTIES ASSOCIATES V

By: _____
J. D. Nichols, Managing General Partner